SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No.     )

GOODMAN GLOBAL, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

38239A100

(CUSIP Number)

Jeffrey M. Stein, Esq.

King & Spalding LLP

1180 Peachtree Street

Atlanta, Georgia 30309

(404) 572-4600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 5, 2006

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

JOHN B. GOODMAN 1984 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

260,519 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

260,519 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

260,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 2 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

MEG GOODMAN DANIEL 1984 GRANTOR TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

260,519 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

260,519 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

260,519
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 3 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

BETSY G. ABELL 1984 GRANTOR TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

347,358 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

347,358 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

347,358
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 4 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HAROLD G. GOODMAN 1984 GRANTOR TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

86,838 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

86,838 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

86,838
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 5 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

BAILEY QUIN DANIEL 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

2,170,992 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

2,170,992 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,170,992
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.2%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 6 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

LUCY HUGHES ABELL 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

868,397 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

868,397 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

868,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 7 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

SAM HOUSTON VITERBO ABELL 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

868,397 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

868,397 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

868,397
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 8 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HARRIETT ELIZABETH GOODMAN 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,302,595 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

1,302,595 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,302,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 9 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

JOHN BAILEY GOODMAN, JR. 1991 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

1,302,595 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

1,302,595 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,302,595
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.9%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 10 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HUTTON GREGORY GOODMAN 1994 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

325,648 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

325,648 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

325,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 11 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HANNAH JANE GOODMAN 1994 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

325,648 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

325,648 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

325,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 12 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

MARY JANE GOODMAN 1994 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

325,648 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

325,648 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

325,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 13 of 18

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON

HAROLD VITERBO GOODMAN II 1994 TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

325,648 shares of Common Stock
8 SHARED VOTING POWER

9 SOLE DISPOSITIVE POWER

325,648 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

325,648
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.5%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 38239A100	13D	Page 14 of 18

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

This Statement on Schedule 13D relates to the shares of common stock, par value $0.01 (the “Common Stock”), of Goodman Global, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2550 North Loop West, Suite 400, Houston, Texas 77092.

Item 2. Identity and Background

This Schedule 13D is filed jointly by (i) John B. Goodman 1984 Grantor Trust, (ii) Meg Goodman 1984 Grantor Trust, (iii) Betsey G. Abell 1984 Grantor Trust, (iv) Harold G. Goodman 1984 Grantor Trust, (v) Bailey Quin Daniel 1991 Trust, (vi) Lucy Hughes Abell 1991 Trust, (vii) Sam Houston Viterbo Abell 1991 Trust, (viii) Harriett Elizabeth Goodman 1991 Trust, (ix) John Bailey Goodman, Jr. 1991 Trust, (x) Hutton Gregory Goodman 1994 Trust, (xi) Hannah Jane Goodman 1994 Trust, (xii) Mary Jane Goodman 1994 Trust and (xiii) Harold Viterbo Goodman II 1994 Trust. Such persons are referred to herein collectively as the “Reporting Persons.” The address of each Reporting Person is Altazano Management, LLC, 109 North Post Oak Lane, Suite 425, Houston, Texas 77024.

None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On December 23, 2004, the Reporting Persons acquired approximately 1,335,209 shares of Common Stock and 47,592 shares of redeemable preferred stock of the Issuer in exchange for approximately $101 million in cash.

In connection with the Issuer’s initial public offering of its common stock pursuant to the registration statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on February 6, 2006, file number 333-131597 (the “Registration Statement”), the Issuer completed an approximately 7.580345-for-one stock split and redeemed all of its outstanding redeemable preferred shares, including the shares held by the Reporting Persons. In connection with the Issuer’s initial public offering which closed on April 11, 2006, the Reporting Persons sold an aggregate of 1,350,523 shares of Common Stock to a syndicate of underwriters in a firm underwritten offering, including shares sold to the underwriters upon the exercise of the underwriters’ over-allotment option.

The Reporting Persons obtained the funds used to make the purchases described herein from the reinvestment of equity investments in the Issuer’s predecessor.

Item 4. Purpose of Transaction

All of the shares of Common Stock reported herein were acquired for investment purposes. The Reporting Persons retain the right to change their investment intent, from time to time to acquire

CUSIP No. 38239A100	13D	Page 15 of 18

additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein. Except as otherwise disclosed herein, none of the Reporting Persons currently has any agreements which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

Item 5. Interest in Securities of the Issuer

On April 11, 2006, the Reporting Persons sold 1,350,523 shares of Common Stock in connection with an underwritten offering registered on the Registration Statement. Following such sales, the Reporting Persons are the record holders of 8,770,802 shares of Common Stock of the Issuer, which represents approximately 12.73% of the outstanding Common Stock of the Issuer. The number of shares sold by each Reporting Person is as set forth on Exhibit A.

The 8,770,802 shares of Common Stock reported as beneficially owned by the Reporting Persons does not include the 28,289,964 shares of Common Stock owned by the other stockholders (the “Apollo Stockholders”) that are party to the Stockholders Agreement dated as of December 23, 2004, as amended (the “Stockholders Agreement”), which 37,060,766 shares may be deemed beneficially owned by a group comprised of the Reporting Persons and the Apollo Stockholders due to the voting and other provisions of the Stockholders Agreement more fully described in Item 6 below. The 37,060,766 shares of Common Stock that may be deemed to be beneficially owned by such group represent approximately 53.8% of the outstanding Common Stock of the Issuer.

(a) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference. The percentage of the class beneficially owned by each Reporting Person is based on 68,889,837 outstanding shares of Common Stock of the Issuer, as reported by the Issuer in the registration statement on Form S-1 filed by the Issuer with the Securities and Exchange Commission on February 6, 2006 (file number 333-131597).

(b) See the information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

(c) There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by the Reporting Persons, except as described in this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 38239A100	13D	Page 16 of 18

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stockholders Agreement

The Stockholders Agreement between the Reporting Persons, Frio Holdings LLC (“Frio”) and the Issuer, as amended by the First Amendment to Stockholders Agreement dated as of April 5, 2006 (the Stockholders Agreement, as so amended, the “Amended Stockholders Agreement), provides that so long as Frio, any of its affiliates and the Reporting Persons hold at least 50% of the Issuer’s outstanding Common Stock, Frio and the Reporting Persons will vote their shares of Common Stock in favor of one director designated by the Reporting Persons and such other directors as may by designated by Frio. There is no limit on the number of directors that Frio may designate. The Amended Stockholders Agreement also provides for customary tag-along rights, drag along rights and registration rights, including demand and piggyback registration rights. In addition, the Reporting Persons may not transfer any shares held by them without first offering such shares to Frio, except under certain circumstances, including pursuant to a public offering.

Underwriting Agreement

On April 5, 2006, the Issuer, Frio and the Reporting Persons entered into an Underwriting Agreement with J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Goldman, Sachs & Co. as representatives of the several underwriters (collectively, the “Underwriters”), whereby, among other things, the Reporting Persons agreed to sell the number of shares of Common Stock set forth on Exhibit A hereto, and, at the election of the Underwriter, additional shares to cover over-allotments (the “Over-Allotment Shares”) as set forth on Exhibit A. In connection with the Underwriting Agreement, each Reporting Person agreed not to dispose of any of its shares of Common Stock or securities convertible into shares of Common Stock for a period of 180 days after April 5, 2006, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of the Underwriters. Closing of the sale, including the sale of the Over-Allotment Shares, occurred on April 11, 2006. See the Form of Underwriting Agreement, which is incorporated herein by reference to Exhibit 1.1 to the Registration Statement, as provided in Item 7 herein.

Item 7. Material to Be Filed as Exhibits

Exhibit 1:	Joint Filing Agreement dated April 14, 2006 among the Reporting Persons.

Exhibit 2:	Stockholders Agreement dated as of December 23, 2004, by and among the Issuer, Frio and the Reporting Persons (incorporated by reference to Exhibit 10.7 to the registration statement on Form S-4, as amended (file number 333-128462) of Goodman Global Holdings, Inc. filed with the Securities and Exchange Commission on December 20, 2005).

Exhibit 3:	First Amendment to Stockholders Agreement dated as of April 5, 2006, by and among the Issuer, Frio and the Reporting Persons (incorporated by reference to Exhibit 10.36 to the registration statement on Form S-1, as amended (file number 333-131597) of the Issuer filed with the Securities and Exchange Commission on March 20, 2006).

CUSIP No. 38239A100	13D	Page 17 of 18

Exhibit 4:	Underwriting Agreement dated as of April 5, 2006 by and among the Issuer, Frio, the Reporting Persons as identified therein and the Underwriters (incorporated herein by reference to Exhibit 1.1 to the amendment to the Registration Statement filed with the Securities and Exchange Commission on March 30, 2006 (file number 333-131597).

CUSIP No. 38239A100	13D	Page 18 of 18

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Bessemer Trust Company, Trustee of the Hutton Gregory Goodman 1994 Trust

By:	/s/ Donna H. Romer
Name:	Donna H. Romer
Its:	Managing Director

Bessemer Trust Company, Trustee of the Hannah Jane Goodman 1994 Trust

By:	/s/ Donna H. Romer
Name:	Donna H. Romer
Its:	Managing Director

Bessemer Trust Company, Trustee of the Mary Jane Goodman 1994 Trust

By:	/s/ Donna H. Romer
Name:	Donna H. Romer
Its:	Managing Director

Bessemer Trust Company, Trustee of the Harold Viterbo Goodman, II 1994 Trust

By:	/s/ Donna H. Romer
Name:	Donna H. Romer
Its:	Managing Director

/s/ C. Hastings Johnson
C. Hastings Johnson, Trustee of the Lucy Hughes Abell 1991 Trust

/s/ C. Hastings Johnson
C. Hastings Johnson, Trustee of the Sam Houston Viterbo Abell 1991 Trust

/s/ Harold G. Goodman
Harold G. Goodman, Trustee of the Harold G. Goodman 1984 Grantor Trust

/s/ Meg Goodman
Meg Goodman (formerly Meg Goodman Daniel), Trustee of the Meg Goodman Daniel 1984 Grantor Trust

Bessemer Trust Company of Delaware, N.A., Trustee of the Meg Goodman Daniel 1984 Grantor Trust

By:	/s/ Peter K. Cutler
Name:	Peter K. Cutler
Its:	Vice President

/s/ Betsy Goodman Abell
Betsy Goodman Abell, Trustee of the Betsy Goodman Abell 1984 Grantor Trust

/s/ John B. Goodman
John B. Goodman, Trustee of the Betsy Goodman Abell 1984 Grantor Trust

/s/ Daniel A. Breen III
Daniel A. Breen III, Trustee of the Harriett Elizabeth Goodman 1991 Trust

/s/ Daniel A. Breen III
Daniel A. Breen III, Trustee of the John Bailey Goodman, Jr. 1991 Trust

/s/ John Bailey Goodman
John Bailey Goodman, Trustee of the John Bailey Goodman 1984 Grantor Trust

/s/ Thomas R. Reckling
Thomas R. Reckling, Trustee of the John Bailey Goodman 1984 Grantor Trust

/s/ Daniel A. Breen III
Daniel A. Breen III, Trustee of the Bailey Quin Goodman Daniel 1991 Trust

Exhibit A

	Primary Shares Sold	Over- Allotment Option	Total Shares Sold
John Bailey Goodman 1984 Grantor Trust	17,060	23,054	40,114

Lucy Hughes Abell 1991 Trust	56,867	76,848	133,715

Sam Houston Viterbo Abell 1991 Trust	56,867	76,848	133,715

John Bailey Goodman Jr. 1991 Trust	85,301	115,272	200,573

Harriett Elizabeth Goodman 1991 Trust	85,301	115,272	200,573

Bailey Quinn Daniel 1991 Trust	142,169	192,120	334,289

Betsy Goodman Abell 1984 Grantor Trust	22,747	30,739	53,486

Meg Goodman Daniel 1984 Trust	17,060	23,054	40,114

Harold G. Goodman 1984 Grantor Trust	5,687	7,685	13,372

Hutton Gregory Goodman 1994 Trust	21,325	28,818	50,143

Hannah Jane Goodman 1994 Trust	21,325	28,818	50,143

Mary Jane Goodman 1994 Trust	21,325	28,818	50,143

Harold Viterbo Goodman II 1994 Trust	21,325	28,818	50,143